Fortuna reports consolidated financial results for the second quarter 2014

 (All amounts expressed in US dollars, unless otherwise stated)

Vancouver, August 12, 2014: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) today reported revenue of $44.3 million, cash generated from operations, before changes in working capital of $15.1 million and net income of $2.9 million in the second quarter of 2014.

Jorge A. Ganoza, President and CEO, commented, “Financial results for the second quarter reflect our continued emphasis on free cash flow generation through organic growth and cost control. We have delivered a consolidated all-in sustaining cash cost of $17.41 per ounce of silver, a reduction of twenty one percent compared to the previous year, and year to date our treasury plus trade receivables have increased by over $20 million.” Mr. Ganoza continued, “At San Jose, our attention remains centered on laying out the next phase of organic growth as our step-out drilling campaign at Trinidad North continues to expand the new high-grade mineralized zone.”

Second quarter financial highlights:

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Sales of $44.3 million

•

Cash flow from operations before changes in non-cash working capital of $15.1 million and cash flow per share of $0.12

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Net income of $2.9 million and earnings per share of $0.02

•

Treasury (cash position, including short term investments) and working capital as at June 30, 2014 were $60.2 million and $73.3 million, respectively

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Silver and gold production of 1,630,422 ounces and 8,519 ounces, respectively

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Cash cost per ounce of payable silver was $5.15

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All-in sustaining cash cost* per ounce of payable silver was $17.41

*All-in sustaining cash cost is net of by-product credits for gold, lead and zinc

Second quarter financial results

Net income amounted to $2.9 million (Q2 2013: loss $10.6 million**), resulting in earnings per share of $0.02 (Q2 2013: loss $0.08). Silver sold increased 44% to 1,610,805 ounces, while the realized silver price per ounce decreased 15% to $19.63 from the same period in the prior year. Net income was further affected by a $2.4 million mark-to-market effect on share-based compensation related to the rise in the share price during the period.

** In the second quarter of 2013, the company recorded a $15.0 million non-cash impairment charge, offset by a $4.8 million deferred tax provision, related to Caylloma, and a non-cash write-off of mineral properties, plant, and equipment of $0.4 million related to the San Luisito concessions.

Adjusted net income rose to $2.9 million compared to an adjusted net loss of $0.1 million in Q2 2013 after adjusting for the write-off and impairment of mineral properties, property, plant and equipment (refer to non-GAAP financial measures).

Mine operating earnings increased 151% over the second quarter 2013, while gross margins (mine operating earnings over sales) increased to 37% from 22%. The impact of lower metal prices on gross margins was offset to a large extent by significantly lower unit cash costs at our San Jose Mine (down 17%)  as well as higher head grades and metal recovery for silver and gold.  Also explaining the increase in mine operating income quarter over quarter are $5.2 million negative sales adjustments in the second quarter 2013 compared to a positive $1.1 million adjustments in the second quarter 2014.  These were mostly end of period adjustments related to mark-to-market of provisional metal pricing and final settlement.

Compared to the first quarter 2014 silver and gold production rose 6% and 5% respectively, however silver and gold sold was lower by 2% and 4% respectively due to timing issues of concentrate delivery.

Cash flow from operations, before changes in working capital, increased 157% to $15.1 million (Q2 2013: $5.9 million).

Basic earnings per share were $0.02 (Q2 2013: loss $0.08). Operating cash flow per share, before changes in working capital items, increased to $0.12 (Q2 2013: $0.05); refer to non-GAAP financial measures.

Cash and short term investments at the end of Q2 2014 was $60.2 million, an increase of $11.1 million over year end 2013. In addition trade accounts receivable increased by $9.5 million most of which was credited to our treasury in July 2014.

Operating Results

	QUARTERLY RESULTS						YEAR TO DATE RESULTS
	Three months ended June 30,						Six months ended June 30,
	2014			2013			2014			2013
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	529,011	1,101,411	1,630,422	493,438	580,570	1,074,007	1,068,835	2,098,446	3,167,282	992,882	1,073,343	2,066,225
Gold (oz)	562	7,957	8,519	502	4,681	5,183	1,085	15,583	16,669	1,035	8,641	9,675
Lead (000's lbs)	3,962	-	3,962	4,666	-	4,666	7,855	-	7,855	9,280	-	9,280
Zinc (000's lbs)	6,697	-	6,697	6,131	-	6,131	13,226	-	13,226	12,067	-	12,067
Production cash cost (US$/oz Ag)*	7.72	3.93	5.15	8.78	6.56	7.58	7.32	3.77	4.96	7.84	6.44	7.11

All-in sustaining cash cost (US$/oz Ag)*	15.48	15.77	17.41	24.53	15.58	21.98	14.32	15.12	16.98	24.09	19.68	24.58
*Net of by-product credits

Silver and gold production for the second quarter and the first six months of 2014 increased over the same period in the prior year by 52% and 64%, and 53% and 72%, respectively, explained largely by the commissioning of the San Jose Mine mill expansion from 1,150 to 1,800 tpd in September 2013, and to 2,000 tpd in April 2014. The company is on track to meet its guidance of 6.0 million ounces of silver and 32,300 ounces of gold or 7.9 million Ag Eq*** ounces for 2014.

*** Ag Eq is calculated using metal prices of $1,260/oz for gold and $21/oz for silver

All-in sustaining cash cost per payable ounce of silver for the second quarter 2014, net of by-product credits, decreased 21% to $17.41 (Q2 2013: $21.98) as a result of lower sustaining capital and brownfields exploration expenditures, higher payable ounces of silver and higher by-product credits; refer to non-GAAP financial measures.

San Jose Mine, Mexico

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	167,437	102,264	318,145	195,741
Average tonnes milled per day	1,925	1,147	1,837	1,112

Silver
Grade (g/t)	229	199	229	192
Recovery (%)	90	89	90	89
Production (oz)	1,101,411	580,570	2,098,446	1,073,343
Gold
Grade (g/t)	1.65	1.61	1.70	1.55
Recovery (%)	89	88	90	89
Production (oz)	7,957	4,681	15,583	8,641
Unit Costs
Production cash cost (US$/oz Ag)*	3.93	6.56	3.77	6.44
Production cash cost (US$/tonne)	64.08	77.18	65.28	77.55
Unit Net Smelter Return (US$/tonne)	162.48	166.04	167.43	181.54
All-in sustaining cash cost (US$/oz Ag)*	15.77	15.58	15.12	19.68

* Net of by-product credits

San Jose was successfully expanded to 2,000 tpd in April 2014 (see Fortuna news release dated April 14, 2014) and studies are currently underway to assess the economic robustness of a potential mine and mill expansion to 3,000 tpd.  Production for the first half of 2014 was 2,098,446 ounces of silver and 15,583 ounces of gold, 96% and 80% above the first half of 2013, respectively. San Jose is on track to meet annual production guidance of 4.0 million ounces of silver and 30,400 ounces of gold.

Silver and gold production for the second quarter 2014 was 90% and 70% above second quarter 2013, respectively. The increase is the result of higher throughput of 64%, and higher head grade for silver and gold of 15% and 3%, respectively.

Cash cost per tonne of processed ore for the second quarter 2014 was $64.08/t or 17% below the cost in the second quarter 2013 and is below guidance of $67.10/t. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $15.77 in the second quarter 2014 and $15.12 for the first half of the year; refer to non-GAAP financial measures. Management expects all-in sustaining cash cost per ounce of silver to be in-line with annual guidance of $14.43.

In light of the growth of resources over the last year the company has made the decision to advance with engineering studies to address long term tailings management.  The project calls for the implementation of filtered tailings and dry-stack disposal.  The project is in the engineering phase with a construction decision expected before year end.

Caylloma Mine, Peru

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	115,920	113,906	230,035	225,322
Average tonnes milled per day	1,302	1,280	1,300	1,273

Silver
Grade (g/t)	170	167	172	170
Recovery (%)	84	81	84	81
Production (oz)	529,011	493,438	1,068,835	992,882
Gold
Grade (g/t)	0.35	0.34	0.34	0.36
Recovery (%)	43	40	44	40
Production (oz)	562	502	1,085	1,035
Lead
Grade (%)	1.68	2.05	1.67	2.07
Recovery (%)	92	91	92	90
Production (000's lbs)	3,962	4,666	7,855	9,280
Zinc
Grade (%)	2.92	2.81	2.89	2.80
Recovery (%)	90	87	90	87
Production (000's lbs)	6,697	6,131	13,226	12,067
Unit Costs
Production cash cost (US$/oz Ag)*	7.72	8.78	7.32	7.84
Production cash cost (US$/tonne)	91.70	93.34	89.79	93.76
Unit Net Smelter Return (US$/tonne)	143.14	150.00	145.81	172.50
All-in sustaining cash cost (US$/oz Ag)*	15.48	24.53	14.32	24.09

* Net of by-product credits

Silver production for the second quarter 2014 was 7% above the same period in the prior year as a result of higher metallurgical recovery and slightly higher head grade.  Zinc production increased 9% as a result of higher head grade and metallurgical recoveries. Lead production decreased 15% due to reduced head grade.  Caylloma is on track to meet annual production guidance of 2.0 million ounces of silver and 1,900 ounces of gold.

Cash cost per tonne at Caylloma for the second quarter 2014 was $91.70 per tonne of processed ore, a decrease of 2% from second quarter 2013 and 4% above annual guidance. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, at Caylloma in the second quarter 2014 was $15.48, and $14.32 for the first half of 2014; refer to non-GAAP financial measures. Management expects all-in sustaining cash cost per ounce of silver to be in-line with annual guidance of $17.01.

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference call to review 2014 second quarter financial and operations results

Date:  Wednesday, August 13th, 2014

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern | 11:00 a.m. Lima

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 13587139

Playback of the webcast will be available until November 13th, 2014.  Playback of the conference call will be available until August 27th, 2014 at 11:59 p.m. Eastern.  In addition, a transcript of the call will be archived in the company’s website: http://www.fortunasilver.com/s/financial_reports.asp.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.